Registration No. 333-217200

Filed Pursuant to Rule 433

Dated November 13, 2019

Now Trading: The First 1x NYSE FANG+ Exchange Traded Note

We are pleased to announce another expansion of our MicroSectors brand with the launch of the first 1x exchange traded product linked to the NYSE FANG+ Index. MicroSectors FANG+ Exchange Traded Note (symbol: FNGS), started trading November 13, 2019 on NYSE Arca and was issued by Bank of Montreal.

What is the NYSE FANG+ Index?

The NYSE® FANG+™ Index includes 10 highly liquid stocks that represent industry leaders across today’s tech and internet/media companies. The index’s underlying composition is equally weighted across all stocks, providing a unique performance benchmark that allows for a value-driven approach to investing. While the performance of indices weighted by market capitalization can be dominated by a few of the largest stocks, an equal-weighting allows for a more diversified portfolio.

We view the FANG+ lineup as a pure way to trade and invest in big tech. “We originally launched the 3x/-3x FANG+ products (FNGU & FNGD) as an alternative to current tech leveraged trading products. As a result of their popularity, and with feedback from clients, we decided to expand our FANG+ product offering to include beta-1 or 1x products,” said Scott Acheychek, President of REX. “With the popularity of social media and demand for more processing power, the demand for pure-tech investments has grown significantly. However, the tech index landscape has changed dramatically in recent years. The Nasdaq-100 has expanded beyond its traditional tech-only approach by including many companies that are not typically associated with the technology industry. This expansion has altered the tech-only exposure that investors have come to expect from the popular QQQ products. In addition, changes to the GICS sector classifications have forced the five FAANG names to be included in three different sector classifications. We brought this product because we kept hearing from clients who wanted long-only concentrated exposure to innovative tech and tech-enabled companies. This is precisely what the NYSE FANG+ Index offers. We are excited to expand our offering to now include 1x FANG+ and continue our partnership with BMO as issuer, and ICE Data Indices, LLC.”

The current MicroSectors lineup can be seen below:

Additional information on all of our ETNs can be found at www.microsectors.com and www.bmoetns.com.

MicroSectors provides concentrated exposure to investable market segments that heavily influence many investor portfolios. Developed as trading and hedging instruments, MicroSectors ETNs give sophisticated investors specified leverage, inverse, and now 1x exposures to popular niches of the market.

Please reach out to us with any questions.

Regards,

Scott Acheychek

President, REX Shares

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters. Investors should read the applicable offering documents described below, and in particular, the risk factors set forth therein, prior to making an investment decision.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including certain pricing supplements, a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this document relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplements, product supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

MicroSectors™ and REX™ are registered trademarks of REX. FANG+™ is a trademark of ICE Data Indices, LLC or its affiliates (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The NYSE® FANG+™ Index is a product of ICE Data Indices, LLC, and has been licensed for use by Bank of Montreal.The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third- party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.

Copyright © 2019 REX Shares, LLC. All rights reserved.